UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

MEDIVATION, INC.

(Name of Subject Company)

MEDIVATION, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number of Class of Securities)

Margaret M. Madden, Esq.

Secretary and Vice President

Anacor Pharmaceuticals, Inc.

235 East 42nd Street

New York, NY 10017-5755

(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With a copy to:

Christopher Comeau

Paul Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Medivation, Inc., a Delaware corporation (“Medivation”), with the Securities and Exchange Commission on August 30, 2016 (the “Schedule 14D-9”), relating to the offer by Montreal, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Pfizer Inc., a Delaware corporation (“Parent”, or “Pfizer”), to purchase all of the outstanding shares of Medivation’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $81.50 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 30, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The Offer and withdrawal rights expired at the end of the day, one minute after 11:59 p.m., Eastern Time, on Tuesday, September 27, 2016. Computershare Trust Company, N.A., the depositary for the Offer, has indicated that a total of 115,574,041 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 69.1% of the outstanding Shares. In addition, notices of guaranteed delivery have been delivered for 17,659,861 Shares, representing approximately 10.6% of the outstanding Shares. The number of Shares tendered (excluding Shares delivered pursuant to notices of guaranteed delivery for which certificates were not yet delivered) satisfies the Minimum Condition, and all Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment by Purchaser. Purchaser will promptly pay for all such Shares in accordance with the terms of the Offer.

On September 28, 2016, Pfizer completed its acquisition of Medivation pursuant to the terms of the Merger Agreement. On that date, Purchaser merged with and into Medivation in accordance with Section 251(h) of the DGCL, with Medivation surviving as a wholly-owned subsidiary of Pfizer. Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) treasury Shares held by Medivation and any Shares owned by Pfizer, Purchaser or any other direct or indirect wholly-owned subsidiary of Pfizer, which Shares have been canceled, and (ii) Shares held by any person who was entitled to and has properly demanded statutory appraisal of his or her Shares) was converted into the right to receive an amount equal to the Offer Price, net to the seller in cash, without interest, subject to any required withholding of taxes.

On September 28, 2016, Pfizer issued a press release announcing the expiration and successful completion of the Offer and the consummation of the Merger. A copy of the press release issued by Pfizer is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on September 28, 2016 and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(16)	Press Release issued by Pfizer Inc. on September 28, 2016 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-T/A filed with the SEC by Pfizer Inc. and Montreal, Inc. on September 28, 2016)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIVATION, INC.

By:	/s/ Margaret M. Madden
Name:	Margaret M. Madden
Title:	Secretary & Vice President

Dated: September 28, 2016